UNITED STATES

SECURITIES AND EXCHANGE COMMISSION,
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Air Industries Group
(Name of Issuer)

Common stock, par value $0.001 per share
(Title of Class of Securities)

00912N205
(CUSIP Number)

Michael N. Taglich 37 Main Street Cold Spring Harbor, New York 11724-1423 516 757-1500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 14, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00912N205______
(1)		Names of reporting persons
Michael N. Taglich
(2)		Check the appropriate box if a member of a group (see instructions)
(a) ☐
(b) ☐
(3)		SEC use only

(4)		Source of funds (see instructions)
PF, OO
(5)		Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

(6)		Citizenship or place of organization
USA
Number of shares beneficially owned by each reporting person with:
	(7)	Sole voting power
635,669 (1) (2)
	(8)	Shared voting power
42,973 (3)
	(9)	Sole dispositive power
635,669 (1) (2)
	(10)	Shared dispositive power
42,973 (3)
(11)		Aggregate amount beneficially owned by each reporting person
678,642
(12)		Check if the aggregate amount in Row (11) excludes certain shares (see instructions)

(13)		Percent of class represented by amount in Row (11)
19.4% (A)
(14)		Type of reporting person (see instructions)
IN

(1)	Includes 5,300 shares issuable upon exercise of options and warrants.

(2)	Includes an aggregate of 219,679 shares issuable on conversion of convertible notes, exclusive of shares issuable upon interest accrued but not paid since December 31, 2020.

(3)	Includes 23,995 shares held by Taglich Brothers, Inc. (“Taglich Brothers”), of which the Reporting Person is a shareholder and managing director; 17,228 shares issuable upon conversion of convertible notes held by Taglich Brothers and 1,750 shares issuable upon exercise of exercise of warrants held by Taglich Brothers.

(A) Based upon 3,247,937 shares reported outstanding as of November 8, 2022.

ITEM 1. SECURITY AND ISSUER.

This Amendment No. 1 to the statement of Beneficial Ownership on Schedule 13D filed on August 3, 2022 (the “Statement”), relates to the common stock, $0.001 par value per share, of Air Industries Group (“Issuer”).

This Amendment is being filed by the Reporting Person to report changes in ownership resulting from the receipt during the period commencing August 3, 2022, and ending as of the date hereof, of shares of the Issuer in lieu of director fees and decreases in the number of shares which may be acquired by the Reporting Person as a result of the expiration of options previously held by the Reporting Person.

Except as modified by the information provided in this Item 1, the information set forth in Item 1 of the Statement is incorporated herein by reference in response to the disclosure requirements of Item 1 of Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND.

The information set forth in Item 2 of the Statement is incorporated by reference herein in response to the disclosure requirements of Item 2 of Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth in Item 3 of the Statement is incorporated by reference herein in response to the disclosure requirements of Item 3 of Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION.

The information set forth in Item 4 of the Statement is incorporated by reference herein in response to the disclosure requirements of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)	See rows (11) and (13) of the cover page to this Statement for the aggregate number of shares of common stock and percentage of common stock of the Issuer owned by the Reporting Person.

(b)	See rows (7) through (10) of the cover page to this Statement for the number of Common Stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	During the past sixty days, except for shares received in lieu of director’s fees, the Reporting Person has not effected any transactions in the Issuer’s Common Stock.

(d)	To the best knowledge of the Reporting Person, except as to the securities owned by Taglich Brothers, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Person.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date	February 14, 2023

Signature	/s/ Michael N Taglich
Name/Title	Michael N. Taglich

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